UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vertro, Inc.

File No. 0-30428 - CF#23434
_____

Vertro, Inc. (formerly MIVA, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2009.

Based on representations by Vertro, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through April 30, 2011
Exhibit 10.22	through April 30, 2011
Exhibit 10.28	through December 31, 2018
Exhibit 10.29	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel